

19
3/2/12

12010331

SEC
Mail Processing
Section

FEB 28 201

Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 42448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/11___ AND ENDING ___12/31/11___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VANDHAM SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

50 TICE BOULEVARD

(No. and Street)

WOODCLIFF LAKE,   **NEW JERSEY**   **07677**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK P. CATRINI, TIMOTHY BARBA   **(201) 782-3300**
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE

(Name – *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK   **10965**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AB
3/14

OATH OR AFFIRMATION

I, _____FRANK P. CATRINI_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____VANDHAM SECURITIES CORP._____, as of ____DECEMBER 31_____, 20 _11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

TIMOTHY BARBA
Notary Public, State of New York
No. 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2015

_____
Notary Public

_____
Signature

President & CEO
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2011
AND FOR THE YEAR THEN ENDED

MYER, GREENE & DEGGE
Certified Public Accountants

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2011
AND FOR THE YEAR THEN ENDED

VANDHAM SECURITIES CORP.

I N D E X

REPORT LETTER

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
 Vandham Securities Corp.

We have audited the accompanying statement of financial condition
of Vandham Securities Corp. as of December 31, 2011 and the
related statements of operations, changes in stockholders'
equity, changes in liabilities subordinated to claims of general
creditors and cash flows for the year then ended that are filed
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.
These financial statements are the responsibility of the
Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Vandham Securities Corp. as of December 31, 2011 and the
results of its operations and its cash flows for the year then
ended in conformity with accounting principles generally accepted
in the United States of America.

Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained in the supplementary data is presented for purposes of
additional anaylsis and is not a required part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

MYER, GREENE & DEGGE

Dated: February 2, 2012

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 12,505
Cash and cash equivalents segregated under federal and other regulations (Notes 1E, 2 and 4)	28,919
Receivable from brokers, dealers and clearing organizations (Note 4)	1,626,876
Marketable securities owned, at market value (Notes 1C, 3, 4 and 5)	57,548
Fixed assets - net (Notes 1D, 6 and 8)	95,883
Deposits, prepaids and other assets	291,167
TOTAL ASSETS	**$2,112,898**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 242,519
Salaries, wages and compensation payable	175,000
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3, 4 and 5)	38,024
Subordinated borrowings (Note 7)	800,000
Capital lease obligations (Note 8)	10,323
Tenant security deposits	90,762
Deferred lease incentives (Note 9)	43,460
Total Liabilities	1,400,088
Commitments and contingencies (Note 10)	-
Stockholders' equity - Schedule 1	712,810
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$2,112,898**

*The accompanying notes are an integral part of the
financial statements.*

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock (1)		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, JANUARY 1, 2011	160	$13,300	$1,283,067	$ (619,466)	$676,901
Capital Contributions	-	-	-	-	-
Capital Withdrawals	-	-	-	-	-
Net Income	-	-	-	35,909	35,909
Dividends Paid	-	-	-	-	-
BALANCE, DECEMBER 31, 2011	160	$13,300	$1,283,067	$ (583,557)	$712,810

(1) Class A, no par value, 200 shares authorized, 160 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions and other income	$ 6,371,820	55.53
Net gains from principal transactions	5,099,499	44.45
Interest income	2,784	.02
Total Revenues	11,474,103	100.00
EXPENSES		
Employee compensation	5,374,375	46.84
Data and research services	2,398,241	20.90
Floor brokerage, commissions and clearing fees	1,690,326	14.73
Payroll taxes and fringe benefits	711,867	6.20
Professional fees	245,681	2.14
Rent, utilities and occupancy costs (Note 10)	242,328	2.11
Dues, subscriptions, licenses and registrations	166,249	1.45
Auto and travel	156,707	1.37
Meals, entertainment and business promotion	142,048	1.24
Telephone	55,439	.48
Moving, storage, repairs and maintenance	52,149	.45
Interest (Note 7)	43,002	.38
Office supplies and expenses	40,354	.35
Depreciation (Notes 1D and 8)	32,013	.28
Insurance	26,032	.23
Sales and sundry taxes	21,525	.19
Contributions	16,725	.15
Equipment rental	12,881	.11
Postage	4,951	.04
Employee training	1,299	.01
Bank charges	48	-
Total Expenses	11,434,240	99.65
INCOME BEFORE INCOME TAX PROVISION	39,863	.35
CURRENT INCOME TAX PROVISION (Note 11)	3,954	.04
NET INCOME	$ 35,909	.31

The accompanying notes are an integral part of the financial statements.

Exhibit C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings, January 1, 2011	$800,000
Increases: Issuance of subordinated notes	-
Decreases: Payment of subordinated notes	-
SUBORDINATED BORROWINGS, DECEMBER 31, 2011 (Note 7)	$800,000

*The accompanying notes are an integral part of the
financial statements.*

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	35,909
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		32,013
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations		168,101
Marketable securities owned, at market value		67,494
Deposits, prepaids and other assets	(	73,184)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(	50,366)
Salaries, wages and compensation payable	(	90,000)
Marketable securities sold, not yet purchased, at market value	(	137,083)
Deferred lease incentives	(	10,200)
Cash (Applied To) Operations	$(	57,316)

CASH FLOWS FROM INVESTING ACTIVITIES:

Fixed asset purchases		-
Capital lease obligation payments	(	35,276)
Issuance of subordinated notes		-
Payment of subordinated notes		-
Cash (Applied To) Investing Activities	(	35,276)
(DECREASE) IN CASH AND CASH EQUIVALENTS	(	92,592)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		134,016
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)	$	41,424

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature. The Company has operations in New Jersey and Massachusetts.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

NOTE 2--CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $28,919 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	Sold, Not Yet Purchased
Corporate equity investments	$ 9,491	$ -
Corporate debt investments	47,622	38,024
Corporate options	435	-
TOTAL	$57,548	$38,024

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations as a liability in the financial statements at December 31, 2011, at market value of the related securities. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4--CREDIT RISK CONCENTRATION

The clearing and depository operations for the Company's security transactions are provided by a single clearing broker. At December 31, 2011, virtually all of the investments in securities are positions with this broker. In the normal course of business, substantially all of the Company's cash balances, receivable balances, security positions and securities transactions are held or transacted with brokers or other counterparties. The Company is subject to credit risk from the potential inability of these counterparties performing under the terms of the contracts. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

<u>**AS OF DECEMBER 31, 2011**</u>

NOTE 4--CREDIT RISK CONCENTRATION (CONT'D)

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

NOTE 5--FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB ASC Statement No. 815, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 6--FIXED ASSETS

As at December 31, 2011 fixed assets consisted of the following:

Capital leases	$ 214,825
Furniture, fixtures and equipment	129,708
Leasehold improvements	61,181
	405,714
Less: Accumulated depreciation	(309,831)
<u>NET FIXED ASSETS</u>	$ 95,883

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 7--SUBORDINATED BORROWINGS

In October 2002, the Company borrowed $1,000,000 under a Qualified Subordinated Revolver Loan Agreement. The terms of the agreement require monthly payments of interest only at an interest rate of prime plus 1%. In 2009, the Company paid down $500,000 of this obligation. In October 2009, this loan, which now has a principal balance due of $500,000, was replaced with a similar loan under the same general terms and conditions. The entire principal amount of the loan is due and payable on October 19, 2012.

In February 2009, under a Subordinated Loan Agreement for Equity Capital, a corporate officer and stockholder loaned the Company $300,000. The loan has a scheduled maturity date of June 30, 2013, at which time the entire $300,000 principal is due. The Company has been making monthly payments of interest only, at an interest rate of 8% per annum.

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8--CAPITAL LEASES

The Company leases certain equipment under agreements that are classified as capital leases. The $214,825 cost of equipment under capital leases is included in the December 31, 2011 Statement of Financial Condition under fixed assets. Accumulated amortization of the leased equipment at December 31, 2011 was $181,912. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2011 are as follows:

Year	Amount
2012	$ 10,558
Less: Amount representing interest	(235)
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS	$ 10,323

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 9--DEFERRED LEASE INCENTIVES

The Company has entered into several operating lease agreements, some of which contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred lease incentives," which is included as a liability on the accompanying Statement of Financial Condition.

NOTE 10--COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their current lease agreement for the rental of their New York, New York facilities. The new agreement is for a period of ten years ending in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements. The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses. Effective July, 2006, the Company entered into a sublease agreement for this facility, which expires September, 2012, at approximately $363,000 per year.

In April 2009, the Company extended the agreement for the rental of their Boston, Massachusetts offices. The amended term of the lease is for the three year period from June 1, 2009 to May 31, 2012. The lease calls for a base monthly rent of $2,144 for the first year, $2,213 for the second year and $2,283 for the third year. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses.

Effective July 1, 2006, the Company entered into a lease agreement for the rental of their Woodcliff Lake, New Jersey facilities. The agreement is for a period of ten years and calls for base monthly rental payments ranging from $15,256 to $16,309, plus certain utility charges. At the expiration date, the lessee shall have the option to extend the term of the lease for a period of five years under the same general terms and conditions of the original agreement. The Company is also responsible for insurance, utilities, real estate tax and building operating cost escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONT'D)

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	Amount
2012	$ 423,000
2013	192,000
2014	196,000
2015	196,000
2016	98,000
	$1,105,000

Total minimum future rental payments have not been reduced by approximately $242,000 of sublease rentals to be received in the future under non-cancelable subleases.

NOTE 11--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal and State statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

For the year ended December 31, 2010, the Company incurred a net operating loss that can be carried forward. No benefit for income taxes relating to this carryforward has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2011, the Company had approximately $124,000 of federal and $197,000 of state net operating loss carryforwards. The net operating loss carryforwards, if not utilized, will begin to expire in 2030 for both federal and state purposes.

Tax returns filed for the year 2008 and thereafter remain subject to examination by federal and state tax jurisdictions.

NOTE 12--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2011, the Company had net capital, as defined, of $1,230,619, which was $230,619 in excess of its regulatory requirements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 13--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 14--RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the Plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2011, the Company did not make any contributions.

The Company has a 401(k) Plan to provide retirement and incidental benefits for its employees. Employees may contribute any portion of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

NOTE 15--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$43,002
Income taxes	3,954

NOTE 16—SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure. The accompanying financial statements consider events through February 2, 2012, the date the financial statements were available to be issued.

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Total stockholders' equity		$ 712,810
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		800,000
Other allowable credits		-
Total capital and allowable subordinated liabilities		1,512,810
Deductions and/or charges:		
Total nonallowable assets	269,758	
Other deductions or charges	-	
Other additions or credits	-	(269,758)
Net capital before haircuts on security positions		1,243,052
Haircuts on trading and investment securities		(12,433)
Undue concentration on trading and investment securities		-
Net capital		1,230,619
Computation of net capital requirement:		
Minimum net capital required		1,000,000
EXCESS NET CAPITAL		$ 230,619

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):

Net capital, as reported in Part II of the Company's FOCUS Report	$ 1,231,228
Difference due to year end accounting adjustments	(609)
NET CAPITAL PER ABOVE	$ 1,230,619

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

CREDIT BALANCES
 Commission Recapture $____-____

     Total credit items   ____-____

DEBIT BALANCES   ____-____

     Total debit items   ____-____

EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS $ -
                                                               ======

AMOUNT HELD ON DEPOSIT IN "RESERVE BANK
 ACCOUNT" $28,919
                                                               ======

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
 Vandham Securities Corp.

In planning and performing our audit of the financial statements
of Vandham Securities Corp. as of and for the year ended December
31, 2011, in accordance with auditing standards generally
accepted in the United States of America, we considered the
Company's internal control over financial reporting (internal
control) as a basis for designing our auditing procedures for the
purpose of expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we
do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company including consideration of
control activities for safeguarding securities. This study
includes tests of such practices and procedures that we
considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or
aggregate debits) and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule
15c3-3. Because the Company does not carry securities accounts
for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons and recordation of
    differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment
    for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal
    Reserve System.

The management of the Corporation is responsible for establishing
and maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MYER GREENE & DEGGE

Dated: February 2, 2012

VANDHAM SECURITIES CORP.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
 Vandham Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange
Act of 1934, we have performed the procedures enumerated below
with respect to the accompanying Schedule of Assessment and
Payments [General Assessment Reconciliation (Form SIPC-7)] to
the Securities Investor Protection Corporation (SIPC) for the
year ended December 31, 2011, which were agreed to by Vandham
Securities Corp. and the Securities and Exchange Commission,
Financial Industry Regulatory Authority, Inc. and SIPC, solely to
assist you and the other specified parties in evaluating Vandham
Securities Corp.'s compliance with the applicable instructions of
the General Assessment Reconciliation (Form SIPC-7). Vandham
Securities Corp.'s management is responsible for Vandham
Securities Corp.'s compliance with those requirements. This
agreed-upon procedures engagement was conducted in accordance
with attestation standards established by the American Institute
of Certified Public Accountants. The sufficiency of these
procedures is solely the responsibility of those parties
specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below
either for the purpose for which this report has been requested
or for any other purpose.

The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with
     respective cash disbursement records noting no differences;

2.   Compared the amounts reported on the audited Form
     X-17A-5 for the year ended December 31, 2011, as
     applicable, with the amounts reported in Form SIPC-7
     for the year ended December 31, 2011, noting no
     differences;

3.   Compared any adjustments reported in Form SIPC-7 with
     supporting schedules and working papers noting no
     differences;

4. Proved the arithmetical accuracy of the calculations
    reflected in Form SIPC-7 and in the related schedules
    and working papers supporting the adjustments noting
    no differences; and

5. Compared the amount of any overpayment applied to the
    current assessment with the Form SIPC-7 on which it
    was originally computed noting no differences.

We were not engaged to, and did not conduct an examination,
the objective of which would be the expression of an opinion
on compliance. Accordingly, we do not express such an opinion.
Had we performed additional procedures, other matters might
have come to our attention that would have been reported to you.

This report is intended solely for the information and use of
the specified parties listed above and is not intended to be
and should not be used by anyone other than these specified
parties.

MYER, GREENE & DEGGEX

Dated: February 2, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
042448  FINRA  DEC
VANDHAM SECURITIES CORP    13*13
50 TICE BLVD
WOODCLIFF LAKE NJ 07677-7654
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TIM BARBO 201-782-3331

2. A.	General Assessment (item 2e from page 2)	$ _21 268_
B.	Less payment made with SIPC-6 filed (exclude interest)	(_10 239_)
	_7/25/11_ Date Paid	
C.	Less prior overpayment applied	(_0_)
D.	Assessment balance due or (overpayment)	_11 029_
E.	Interest computed on late payment (see instruction E) for _____days at 20% per annum	_0_
F.	Total assessment balance and interest due (or overpayment carried forward)	$ _11 029_
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ _11 029_
H.	Overpayment carried forward	$(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VANDHAM SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

T. Barbo
(Authorized Signature)

Dated the _29TH_ day of _JANUARY_ , 20 _12_ .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *11 472 252*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. *0*

(2) Net loss from principal transactions in securities in trading accounts. *0*

(3) Net loss from principal transactions in commodities in trading accounts. *0*

(4) Interest and dividend expense deducted in determining item 2a. *0*

(5) Net loss from management of or participation in the underwriting or distribution of securities. *0*

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. *0*

(7) Net loss from securities in investment accounts. *0*

Total additions *0*

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. *0*

(2) Revenues from commodity transactions. *0*

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. *1 811 715*

(4) Reimbursements for postage in connection with proxy solicitation. *0*

(5) Net gain from securities in investment accounts. *0*

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. *0*

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). *0*

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

PASS THRU REBATES - SEE ATTACHED *1 110 264*

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ *43 002*

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ *0*

Enter the greater of line (i) or (ii) *43 002*

Total deductions *2 964 981*

2d. SIPC Net Operating Revenues $ *8 507 271*

2e. General Assessment @ .0025 $ *21 268*

(to page 1, line 2.A.)

4. Proved the arithmetical accuracy of the calculations
reflected in Form SIPC-7 and in the related schedules
and working papers supporting the adjustments noting
no differences; and

5. Compared the amount of any overpayment applied to the
current assessment with the Form SIPC-7 on which it
was originally computed noting no differences.

We were not engaged to, and did not conduct an examination,
the objective of which would be the expression of an opinion
on compliance. Accordingly, we do not express such an opinion.
Had we performed additional procedures, other matters might
have come to our attention that would have been reported to you.

This report is intended solely for the information and use of
the specified parties listed above and is not intended to be
and should not be used by anyone other than these specified
parties.

MYER, GREENE & DEGGE

Dated: February 2, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042448   FINRA   DEC
VANDHAM SECURITIES CORP   13*13
50 TICE BLVD
WOODCLIFF LAKE NJ 07677-7654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TIM BARBO 201-782-3331

2. A. General Assessment (item 2e from page 2) — $ _21 268_

B. Less payment made with SIPC-6 filed (exclude interest) — (_10 239_)

_7/25/11_
Date Paid

C. Less prior overpayment applied — (_0_)

D. Assessment balance due or (overpayment) — _11 029_

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _0_

F. Total assessment balance and interest due (or overpayment carried forward) — $ _11 029_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ _11 029_

H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VANDHAM SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

/ Barbo
(Authorized Signature)

Dated the _29TH_ day of _JANUARY_, 20 _12_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ , 20____
and ending _____ , 20____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11 472 252

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1 811 715

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

PASS THRU REBATES - SEE ATTACHED 1 110 264
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 43 002

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 43 002

Total deductions 2 964 981

2d. SIPC Net Operating Revenues $ 8 507 271

2e. General Assessment @ .0025 $ 21 268
(to page 1, line 2.A.)